EXHIBIT 19.1

UNITED WISCONSIN GRAIN PRODUCERS, LLC

PO BOX 247 Richland Street, Friesland, Wisconsin 53935

Phone:  (920) 348-5016       Fax:  (920) 348-50009       Email:  mail@uwgp.com

President & Chairman:  Kevin M. Roche    Treasurer:  Robert J. Miller

Financial Highlights

December 31, 2003

TOTAL ASSETS	$29,162,359

TOTAL LIABILITIES	$5,449,440

TOTAL EQUITY	$23,712,919

Cash	$20,150,071
Construction in progress	$8,183,681
Construction payable	$5,271,549
Net Loss - current year	$(522,124)
- inception	$(803,964)
Total equity contributions	$24,930,000
Total Members	816

Our Mission:

To add value to locally grown grains and provide members with the opportunity to invest in a growth industry.